Exhibit 12
Potash Corporation of Saskatchewan Inc.
Ratio of Earnings to Fixed Charges
(in millions of U.S. dollars, except ratio amounts)
(unaudited)

	Year ended December 31
	2006	2005	2004	2003	2002
Canadian GAAP

Net income (loss)	$631.8	$542.9	$298.6	$(126.3)	$53.6
Income taxes	158.1	267.4	131.7	(20.6)	30.2
Share of earnings of equity investees	(54.4)	(52.1)	(30.9)	(12.4)	(5.3)
Fixed charges	183.5	149.1	132.4	117.8	102.7
Distributed income of equity investees	29.9	18.6	8.7	4.0	—
Interest capitalized	(19.1)	(5.7)	(2.5)	(1.5)	(4.2)

Total Earnings Available for Fixed Charges	$929.8	$920.2	$538.0	$(39.0)	$177.0

Fixed Charges

Interest expensed and capitalized	$163.6	$127.2	$112.8	$105.7	$92.0
Amortization of debt issue costs	1.0	2.2	2.2	2.1	1.9
Estimated portion of rent expense representing interest	18.9	19.7	17.4	10.0	8.8

Total Fixed Charges	$183.5	$149.1	$132.4	$117.8	$102.7

Ratio of Earnings to Fixed Charges	5.07	6.17	4.06	— (1)	1.72

(1)	Earnings were inadequate to cover fixed charges by $156.8 million for the year ended December 31, 2003.

U.S. GAAP

Net income (loss)	$625.8	$532.7	$290.5	$(84.2)	$60.4
Income taxes	174.4	288.0	151.9	7.4	34.4
Share of earnings of equity investees	(54.9)	(55.8)	(30.9)	(12.4)	(5.3)
Fixed charges	183.5	149.1	132.4	117.8	102.7
Distributed income of equity investees	29.9	18.6	8.7	4.0	—
Interest capitalized	(19.1)	(5.7)	(2.5)	(1.5)	(4.2)

Total Earnings Available for Fixed Charges	$939.6	$926.9	$550.1	$31.1	$188.0

Fixed Charges

Interest expensed and capitalized	$163.6	$127.2	$112.8	$105.7	$92.0
Amortization of debt issue costs	1.0	2.2	2.2	2.1	1.9
Estimated portion of rent expense representing interest	18.9	19.7	17.4	10.0	8.8

Total Fixed Charges	$183.5	$149.1	$132.4	$117.8	$102.7

Ratio of Earnings to Fixed Charges	5.12	6.22	4.15	— (2)	1.83

(2)	Earnings were inadequate to cover fixed charges by $86.7 million for the year ended December 31, 2003.